MAIL STOP 0511

February 25, 2005

Mr. Michael J. Evangelista
President
XSInventory
2950 E. Flamingo Rd., Suite E-6D
Las Vegas, NV  89121

      Re:	XSInventory
		Registration Statement on Form SB-2
		File No. 333-118632
		Amendment filed on February 1, 2005

Dear Mr. Evangelista:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Provide a current consent in any amendment, and provide the updated, audited financial statements as required by Item 310(g) of
Regulation S-B.

Prospectus Cover Page

2. We note that this is a "minimum or maximum" or "part or none" offering. When discussing the effects of the offering on the prospectus cover page, it is not appropriate to include disclosure regarding the "middle" amount. Please revise.

3. You should delete the last phrase of the sentence concerning the segregated account that begins with the words, "in that we have a Series 63..."

4. Please create a risk factor explaining the risks regarding the segregated account arrangement. This risk factor should state that because the funds are being placed in this account rather than an escrow account, creditors of the company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. You should state that investors would lose all or part of their investments if this happened, regardless of whether or not the offering closes.

Summary, page 1

5. On page 6, you state that even if you sell all the securities offered, the majority of the proceeds of the offering will go to pay your two current employees. Please disclose this in the second paragraph of the summary.

Use of Proceeds, page 1

6. Quantify the offering expenses here.

Risk Factors, page 3

7. You state in the third risk factor regarding your founder`s lack of experience that you intend to hire when you are sufficiently capitalized. Clarify here that the offering will not sufficiently capitalize your company and that future offerings will be necessary to sufficiently capitalize your company.

8. We note your response to comment 4.  Please revise risk factor
10
to relocate the auditor related disclosure to risk factor 1 and revise the subheading to risk factor 1 to include a statement that "your auditors have raised a substantial doubt about your ability to continue as a going concern." Also, we note your statement that if you "are unable to continue as a going concern, it is likely that you will lose your investment." Unless there is a scenario where investors will not completely lose their investment when you cease being a going concern, please revise the noted statement to remove the word "likely." Likewise, in numerous places throughout the risk factors section and the rest of the prospectus, you state that investors could or may lose their investments if the risks come to fruition. You should change could or may to will in these circumstances.

9. In risk factor 9, we note your statement that you believe you may be able to generate positive feedback from your sales and accomplish other things. State here that you may not be successful in doing these things.

About This Prospectus, page 8

10. You state that you will offer securities only in jurisdictions where offers and sales are permitted. Please expand this disclosure to state in what jurisdictions offers and sales will not be permitted.

Available Information, page 8

11. You state that you will be filing periodic and current reports under Section 13 of the Securities Act. Your reference should be to
Section 13(a) of the Exchange Act.  Please revise.

Use of Proceeds, page 9

12. We note that you have not allocated any funds to your non-offering legal expenses until you are able to raise $67,500 in this offering. Please revise to clarify how you will prepare your required periodic reports if you raise less than the middle amount.
We note that you have allocated up to $17,500 for this purpose.
It
appears this amount should be in the table no matter how much money you raise, since you will have to file these reports regardless of the proceeds amount.

13. We note your disclosure that the "Subscription Processing" will be $600 if the minimum or middle amount is raised. Please revise to reconcile that with exhibit 10.5 which states that Ms. Amigone "will pro rate the difference between the" minimum and maximum based on the funds raised.

14. It is not clear how you plan to expend the proceeds on your inventory if you raise between the minimum and middle amounts. Considering your primary source of revenues is the sale of your inventory, please revise to clarify how inventory spending will increase as offering proceeds increase.

Plan of Distribution, page 12

15. On page 13, we note your statement that your "arrangement with Ms. Amigone" consists of her providing a separate account to hold the funds until the minimum criteria is met. Exhibit 10.5 does not include any discussion of the separate account. Please revise to clarify if the arrangement is evidenced by a document, and if so, please file such document with your next amendment.

Directors, Executive Officers, Promoters and Control Persons, page
14

16. Please revise to disclose the period that Gisela DeMint has been employed by your company.

Description of Business, page 20

17. Please revise to discuss the average amount of items you have up for bidding in any given period. Also, discuss the typical markup you are able to enjoy employing your current method of distribution.

18. On page 23, we note your disclose of the listing fees as of 2003.
If possible, please provide the most recent listing fee structure.

19. We note your statement that your "customer response program consist of evaluating the feedback received by other sellers." Please revise to elaborate on the "feedback" you evaluate and how such efforts are a viable marketing strategy. Also, clarify whether you limit the "other sellers" to those that sell similar products to yours.

20. We note your statement that other sellers ship their products in
30 days, while you only ship in three days, is based on your personal experience. Please clarify if the sellers that ship products after
30 days are selling similar products to yours. Since this is based on your own experience, please provide the proportion of sellers that have shipped after 30 days of receiving an order.

21. We note your intellectual property consist of your name, "domain name," and client list. It does not appear that you have a website.
Please revise to disclose your domain name. Please revise to explain why your client list is included in this subsection. Do you typically get repeat customers?

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

22. We reissue comment 23.

Plan of Operation

23. Please revise to delete the first two paragraphs in this subsection as they are repetitive of your business disclosure.

Factors that May Affect the Company`s Future Operating Results, page
31

24. We note your response to comment 29.  We note your statement that
"[t]o achieve profitable operations, we alone or with others, must successfully establish methods of acquiring products for resale. .
..
.." Please revise to clarify the noted statement. If true, please revise to clearly state that you have no intention of merging, acquiring, or forming a business combination with any other entity.

Report of Independent Registered Public Accounting Firm, page F-1

25. We note the statement that management`s plan regarding the going concern is "described in Note 4." Supplementally, please cite the language in Note 4 that describes "management`s plan" to deal with your going concern issue.

Financial Statements

Note 1-Inventory, page F-6

26. We note your discussions in the "Business" section, on page
20,
that you purchase products from companies who are liquidators of other Companies` inventories or who have purchased inventories as a result of a bankruptcy or insolvency liquidation. Please revise to include such description/ nature of your inventory in your notes to financial statements to enhance the reader`s understanding.

Exhibits

27. We note that exhibits 3(i)(a), 10.3, 10.5, and 23.2 are not executed. Please file executed agreements.

28. We note your disclosure on page 33 that Mr. Evangelista executed a lock-up agreement controlling 1,520,000 shares. Exhibit 10.1 only covers 950,000 shares. Please revise to reconcile.

29. We note that paragraph 6(a) of your subscription agreement requires investors` acknowledgment that they have "read and understand" your prospectus. Please revise to remove that representation.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 942-1941. Questions on other disclosure issues may be directed to the Examiner, Duc Dang at (202) 824-5508.

      Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


cc:	David Stoecklein
	Fax: (619) 595-4883


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XSInventory
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